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                             June 14, 2024

       Faith Zaslavsky
       Chief Executive Officer
       IMAC Holdings, Inc.
       3401 Mallory Lane, Suite 100
       Franklin, TN 37067

                                                        Re: IMAC Holdings, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 6, 2024
                                                            File No. 001-38797

       Dear Faith Zaslavsky:

               We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 6, 2024

       General

   1. We note that the preliminary proxy statement relates to the solicitation of stockholder approval for the
potential issuance of an excess of 19.99% of your outstanding common stock under your
outstanding Series D Preferred Stock and Series E Preferred Stock,
                                                        which were issued in
connection with the acquisition of the assets of Theralink. Please revise the proxy
statement to provide all of the information required by
                                                        Item 14 of Schedule
14A.
   2. Please provide the financial information required by Items 14(b)(11) and 14(c)(2) of
                                                        Schedule 14A, including
audited financial statements for the two most recent fiscal years for Theralink, and pro
forma financial information accounting for the acquisition of the assets of Theralink.
Please also provide interim unaudited financial statements, as applicable. Refer to
Rules 8-04 and 8-05 and Article 11 of Regulation S-X.
 Faith Zaslavsky
IMAC Holdings, Inc.
June 14, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                          Sincerely,

FirstName LastNameFaith Zaslavsky                         Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameIMAC Holdings, Inc.
                                                          Services
June 14, 2024 Page 2
cc:       Carol W. Sherman, Esq.
FirstName LastName